UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

For Period Ended:  December 31, 2002


[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:


PART I -- REGISTRANT INFORMATION


Full Name of Registrant

BETTER MINERALS & AGGREGATES COMPANY

Address of Principal Executive Office (Street and Number)

Route 522 North, P.O. Box 187


City, State and Zip Code

Berkeley Springs, West Virginia 25411



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks



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relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
        |X| prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant requests an extension of time to file its Annual Report on Form 10-K for the year ended December 31, 2002 for three principal reasons. First, the Registrant's subsidiary, U.S. Silica Company, experienced a sudden and dramatic increase in the number of third-party product liability claims asserted against it in the fourth quarter of 2002 and it undertook an independent actuarial study to estimate the potential future cost impact to it and the Registrant from this unexpected development, the results of which were only recently received and are still under review by the Registrant. Second, the Registrant is undergoing a process to sell its aggregates subsidiaries, and the negotiations are ongoing. Third, on March 13, 2003, the Registrant completed an amendment to its senior credit agreement, which waived through June 30, 2003 the Registrant's non-compliance with certain financial ratio covenants and permitted it to borrow an additional $15 million of term C senior debt secured by a second lien on the assets secured by the credit agreement. Discussions are continuing between the Registrant and its senior lenders to provide for additional financial ratio covenant changes. If those changes are not received, it would result in an opinion from our auditors on the 2002 audited financial statements stating these matters raise substantial doubt that the Registrant will be able to continue as a going concern. These three factors all impact the final reported results for 2002, as noted in Part IV, Item 3, and need to be resolved before the Registrant's Annual Report on Form 10-K can be filed.




PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification





Gary E. Bockrath              (304)                   258-2500

     (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the

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registrant was required to file such report(s) been filed? If answer is no,
identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The increased number of third-party product liability claims filed against the Registrant in 2002 will result in a significant increase in the accrued costs for these claims, and, based on the actuarial study referred to above, will result in the Registrant recording a non-current liability for these future costs, that is only partially offset by a non-current asset representing the estimated insurance and indemnity recoveries available to the Registrant. Additionally, the representative bids for the purchase of the Registrant's subsidiaries that are being offered for sale are significantly less than the carrying value of those subsidiaries and the Registrant will be recording an impairment loss reflecting current market value regardless of whether or not any sale is completed.



BETTER MINERALS & AGGREGATES COMPANY has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date     April 1, 2003                      By /s/ Gary E. Bockrath